Exhibit 77(d)

Policies with Respect to Security Investments

On March 8, 2012, the Fund’s Board of Trustees (“Board”) approved a change with respect to the Fund’s name, investment objective, and principal investment strategies to be effective May 18, 2012.

Effective May 18, 2012, the Fund’s Prospectus is revised as follows:

1.	All references to “ING Equity Dividend Fund” are hereby deleted and replaced with “ING Large Cap Value Fund.”

2.	The section entitled “Investment Objective” found in the summary section of the Fund’s Prospectus is hereby deleted and replaced with the following:

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital and current income.

3.	The section entitled “Principal Investment Strategies” of the summary section of the Fund’s Prospectus is hereby deleted in its entirety and replaced with the following:

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of dividend paying, large-capitalization issuers. The Fund will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. Equity securities include common and preferred stocks, warrants, and convertible securities. The sub-adviser (“Sub-Adviser”) defines large-capitalization companies as companies with market capitalizations that fall within the collective range of companies within the Russell 1000® Value Index (“Index”) at the time of purchase. The market capitalization range will change with market conditions as the market capitalization range of the companies in the Index changes. The market capitalization of companies in the Index as of December 31, 2011, ranged from $117.3 million to $406.2 billion. The Fund may invest in foreign securities, including companies located in countries with emerging securities markets, when the Sub-Adviser believes they present attractive investment opportunities.

The Sub-Adviser seeks to construct a portfolio of securities with a dividend yield that exceeds the average dividend yield of the companies included in the Russell 1000® Value Index. The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Sub-Adviser uses a valuation-based screening process to assist in the selection of companies according to criteria which include the following:

•	an above average dividend yield, and stability and growth of the dividend;
•	market capitalization that is usually above $1 billion (although the Fund may also invest up to 20% of its assets in small- and mid-capitalization companies); and
•	the potential for growth of the dividend over several years.

The Sub-Adviser may from time-to-time select securities that do not meet all of these criteria. The Sub-Adviser then conducts intensive fundamental research on each company to evaluate its growth, profitability, and valuation characteristics.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.